JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

February 21, 2008

Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Gasoline Fund, LP
Registration No. 333-142206

Dear Mr. McTiernan:

On behalf of the United States Gasoline Fund, LP   (the “Registrant”), enclosed for your convenience are the Registrant’s responses to your comments of February 21, 2008. Each of your comments is set forth below, followed by the Registrant’s response.

1.
We note the reference to the Delaware Revised Uniform Limited Partnership Act. Please have counsel revise the opinion to reflect, or confirm to us that it concurs with our understanding, that the reference and limitation to Delaware Revised Uniform Limited Partnership Act includes the statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. If counsel chooses to confirm to us, please file counsel’s confirmation as correspondence on the EDGAR system.

Registrant’s response: We have revised our legal opinion, filed as Exhibit 5.1, in response to your comment.

2.	We note counsel’s assumption regarding due authorization of the terms of the issuance. Please advise us why these terms will not be authorized prior to effectiveness of the registration statement.

Registrant’s response: We have revised our legal opinion, filed as Exhibit 5.1, in response to your comment.

* * * * *

We hope that you will find this response satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely, /s/ James M. Cain James M. Cain